November 10, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Kevin L. Vaughn, Accounting Branch Chief
Kate Tillan, Assistant Chief Accountant

Re:	Spreadtrum Communications, Inc.
Form 20-F for the fiscal year ended December 31, 2009
Filed May 7, 2010
File No. 001-33535

Ladies and Gentlemen:

In connection with the letter dated November 10, 2010 submitted on behalf of Spreadtrum Communications, Inc. (the “Company”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Staff’s comments to the Company’s Form 20-F for the fiscal year ended December 31, 2009 and filed with the Commission on May 7, 2010, as amended (the “2009 Form 20-F”), the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2009 Form 20-F;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the 2009 Form 20-F; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Spreadtrum Communications, Inc.

/s/ Shannon Gao
Shannon Gao
Chief Financial Officer

cc:	Ida Zhu, Spreadtrum Communications, Inc.
Leo Li, Spreadtrum Communications, Inc.
Carmen Chang, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Eva Wang, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Valerie Barnett, Esq., Wilson Sonsini Goodrich & Rosati, P.C.